UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2018

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	Share buy-back programme, dated 29 August 2018

Micro Focus International Plc
29 August 2018

This announcement contains inside information

Share buy-back programme

Micro Focus International plc (the "Company") today announces the commencement of a share buy-back programme (the "Programme") with an initial tranche of up to $200 million. The Programme will be effected in accordance with the terms of the authority granted by shareholders at the 2017 AGM.  Any ordinary shares of the Company (the "Shares") purchased will be held in treasury.

On 21 August 2018, Shareholders voted to approve the proposed transaction whereby the Company has agreed to sell its SUSE business segment to Marcel Bidco GmbH, a newly incorporated, wholly-owned subsidiary of EQTVIII SCSp, for a total cash consideration of approximately $2.535 billion, subject to customary adjustments. This vote is a significant step towards the finalisation of the transaction which is expected to complete in the first quarter of calendar year 2019. Following this vote, the transaction remains conditional upon the implementation of the separation of the SUSE business segment pursuant to an agreed separation plan and applicable antitrust, competition, merger control and governmental clearances having been obtained.

The Company has entered into an agreement with Citigroup Global Markets Limited ("Citi") to conduct the Programme, pursuant to instructions to Citi to make trading decisions independently of the Company. These instructions will commence on 29 August 2018 and will end no later than close of dealings in London on 24 October 2018 unless Citi or the Company choose to terminate the agreement (the "Engagement Period"). The Company may determine it wishes to extend the buy-back programme and, if so, a further announcement will be made at a later date.

In addition to purchasing ordinary shares on the London Stock Exchange Citi may also purchase shares on CBOE Europe Equities and (with the involvement of a licensed US broker as necessary) acquire American Depository Receipts representing ordinary shares ("ADRs") listed on the New York Stock Exchange which it will cancel for the underlying shares and then sell such shares to the Company, under the Programme. Citi's acquisition of ordinary shares will be undertaken in compliance with the price and volume thresholds set out in Regulation No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and regulations promulgated thereunder ("MAR"). Citi's additional acquisition of ADRs will be undertaken in compliance with the provisions of clauses (b)(2), (b)(3), (b)(4) and (c) of Rule 10b-18 under the Securities Exchange Act of 1934.

Any buy-back of the Shares by the Company pursuant to the Programme will be effected on the London Stock Exchange in accordance with the authority granted by shareholders at the 2017 AGM and Chapter 12 of the UKLA Listing Rules. The market will be notified in accordance with those rules if and when purchases are made by the Company.

To the extent that the Company purchases shares under the Programme, the Company's net debt at 31 October 2018 will increase by the amount of such purchases from the previously guided level of approximately $4.2bn, which guidance remains otherwise unchanged.

Enquiries:

Micro Focus

Kevin Loosemore, Executive Chairman                                               Tel: +44 (0) 1635 32646

Stephen Murdoch, Chief Executive Officer

Chris Kennedy, Chief Financial Officer

Tim Brill, IR Director

Powerscourt                                                                                        Tel: +44 (0)20 7250 1446

Elly Williamson

Jack Shelley

Notes to Editors:

About Micro Focus

Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com.

1 NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 29 August 2018

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer